March 16, 2009

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn:  Kenya Wright Gumbs
Mail Stop 3720

Re:	Notify Technology Corporation
Form 10-KSB for the Fiscal Year Ended September 30, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
File No. 000-23025

Dear Ms. Gumbs:

We have received your letter of March 6, 2009 containing comments on certain of our filings with the Commission, as referenced above.  The following responds to those comments; the numbered paragraphs correspond to the numbered comments in your letter:

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Results of Operations, page 13

1.
You state that you recognize revenues at the time of shipment of your products.  We note however, from your sales and marketing discussion, that your sales process involves a customer trial period that requires an initial installation process involving assistance from technical support personnel.  Please explain to us and revise your recognition policy disclosure to disclose in more detail your revenue recognition policy as it relates to the installation, trial period, and technical support associated with your products.  Include discussion of (1) how revenue recognition for the related product is affected by the trial period and installation process, particularly with regard to the timing, (2) whether technical support or installation services that are sold independent of products, and if so, (2.a) how revenues are allocated when these products and services are sold together, (2.b) the timing of recognition of installation and technical support revenues, (2.c) a statement as to the amount or significance of these revenues to your total revenues, (2.d) and clarification as to whether, and if so, why, these service related revenues are classified within the product revenue category.

We first wish to clarify that while the sales process for all of our NotifyLink products generally includes a trial period, only the On-Premise version of NotifyLink involves an installation process.  The On-Demand version of NotifyLink is a hosted product and resides at a hardened data center that we maintain, so that installation at the client’s site is not required.  We offer technical support for both products, but assistance is not always required.

1.           Revenue recognition - trial period and installation process:

Revenue is not recognized during any trial or installation period.  In addition, no revenue is ever recognized if the customer does not purchase our product.  As such, the trial, installation and support process is a pre-sale cost and is recorded as sales and marketing expense during the fiscal quarter in which the trial period and installation occur.

We charge an installation fee upon the purchase of our On-Premise product, but do not charge this fee if the product is not accepted by the customer.  The installation fee is recognized as revenue upon our receipt of the customer’s commitment to purchase the product (as evidenced by a formal agreement), as the installation process is complete at that stage.

2.           Technical support and installation as separate services:

We do not sell installation as an independent product.  We do sell a version of support, in the form of extended support hours, as an optional product.

2a.  As explained above, installation and technical support (except for extended support) are not sold independent of our products, and therefore revenues are not allocated among our products and these services.

2b.  If extended support is sold as an independent product (see above), it is recognized ratably over the contract period of the extended support contract.

2c.  Installation fees represented less than 3% of our total revenues for the year ended September 30, 2008.

2d.  We include installation fees and revenues from extended support hours in the product revenue category, as they do not represent a significant or independent revenue stream and are totally dependent on the successful sale of the applicable product.

We propose to provide the following language in future annual and quarterly filings to appear in the section of the respective filings entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates” and in the section entitled “Revenue Recognition” in the Notes to the Financial Statements included in our Quarterly Reports on Form 10-Q for the quarters ending March 31, 2009 and June 30, 2009 as well as in our Annual Report on Form 10-K for the year ending September 30, 2009:

We recognize revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).

Under SOP 97-2, we recognize software license agreements when persuasive evidence of an agreement exists, delivery of the product has occurred, the license fee is fixed or determinable and collection is probable.  Our license agreements take two basic forms.  The first form of agreement is essentially a subscription agreement that is used in connection with our hosting arrangement where we provide both the software combined with hosting services from a hardened site owned and managed by us.  The agreement generally has a fixed term and the license revenue is recognized ratably over the term of each service contract.  The second form of agreement involves the purchase of a license and a service agreement based on the Vendor Supplied Objective Evidence (“VSOE”) where only the service agreement is renewed each year.  We recognize the license portion at the point of sale for those sales where VSOE has been established and the service portion ratably over the term of the service contract. For those contracts where VSOE has not been established, the revenue of the entire contract is recognized ratably over the term of the contract.  Our sales process provides for an optional trial period prior to the agreement to purchase and no revenue is recognized during that trial period.

Under SAB 104, we recognize revenue when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery of the product has occurred or services have been rendered, the sales price is fixed or determinable and collection is probable. Installation, when required, is commonly completed prior to an agreement to facilitate a trial of the product.  Technical assistance is available during the sales process and is unrelated to the service component portion of the final arrangement.  Revenue related to installation is recognized when the agreement is signed and the contract period has commenced.

Statements of Operations, page F-4

2.
We note that you report “Option vesting expense” as a separate income statement line-item outside of operating costs and expenses.  SAB 107 states that non-cash compensation expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees.  Refer to SAB Topic 14.F. Please revise accordingly.

We will modify our reporting to conform to SAB 107 in our future filings.

Notes to Financial Statements, page F-7

Stock-Based Compensation, page F-10

3.
It appears that the company accounts for stock based compensation to employees in accordance with APB 25.  Please note that APB 25 was superseded by SFAS 123(R) effective as of the beginning of the first annual reporting period that began after December 15, 2005.  Please revise your financial statements to reflect the adoption of SFAS 123(R) and recognize stock based compensation granted at its fair value beginning with your fiscal year ended September 30, 2007.

We have discovered that this verbiage was erroneously included in our disclosures in the Form 10-KSB.  Please note that we have complied with SFAS 123(R) in our financial statements, and disclosed our compliance with SFAS 123(R) in the Forms 10-QSB filed before and the Form 10-Q filed after the filing of our Form 10-KSB for the period ended September 30, 2008; therefore we do not believe that revision of the financial statements is required at this time.  We will ensure that this language does not appear in future filings.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Accounting for Stock Based Compensation, page 7

4.
We note that although you issued 1,580,544 options to employees during the period, you recognized no stock based compensation expense.  Please tell us how you accounted for the issuance of these options and how you determined their value.  Include reference to authoritative literature used as guidance.

We did not initially recognize stock based compensation for these options, as the compensation cost for the options using Black-Scholes totaled $2,882, which represented 0.2% of our revenue and less than 5% of the reported loss for the period.  We will include this stock based compensation expense in our results of operations for the three-month period ending March 31, 2009.

In accordance with your request, the undersigned acknowledges on behalf of Notify Technology Corporation (the “Company”) that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or comments regarding this letter.

Notify Technology Corporation
/s/ Gerald W. Rice	Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2009
Gerald W. Rice